VINYL PRODUCTS, INC. LETTERHEAD

December 9, 2009

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-7010
Attn:	Jay Ingram, Esq.
Jessica Kane, Esq.
Jenn Do
Al Pavot

Re:         Vinyl Products, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 18, 2009
File No. 333-158254

Quarterly Report on Form 10-Q/A
Filed on September 15, 2009
File No. 000-52769

Ladies and Gentlemen:

This letter sets forth the responses of Vinyl Products, Inc. ("we," "us," "our," or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 28, 2009 concerning (i) Amendment No. 2 to the Company’s Registration Statement on Form S-1/A (File No. 333-158254) as filed with the Commission on September 18, 2009 (the “Registration Statement”) and (ii) the Company's Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2009 as filed with the Commission on September 15, 2009 (the "June 2009 Form 10-Q").

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated September 28, 2009. References in the text of the responses herein are to Amendment No. 3 to Form S-1 which is being filed on the date hereof ("Amendment No. 3").  For your convenience, we have set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

Securities and Exchange Commission
Division of Corporation Finance
December 9, 2009

Preliminary Note:

In November 2009, the Company's board of directors concluded that the previously issued financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 Annual Report") and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 (and the amendment to the June 30, 2009 report it filed with the SEC on August 15, 2009 that related to other matters) should no longer be relied upon because of errors in those financial statements.  The errors in the audited consolidated financial statements included in the 2008 Annual Report and subsequent interim Exchange Act reports we filed with the SEC that precipitated the restatement related to the Company's underreporting the amount of its federal and state corporate income tax liability by the sum of $30,000. On November 13, 2009, the Company filed a Current Report on Form 8-K with the SEC to disclose the errors in the financial statements and its intention to restate the financial statements in each of the above-referenced reports and further disclose that it would file  restated financial statements in an amendment to each of the above-referenced reports.

In November 2009, the Company filed an amendment to each of the 2008 Annual Report and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 that included amended and restated consolidated financial statements.  In response to guidance from the Staff, the Company also amended the financial statements included in each of these reports to reclassify credit card fees and financing discounts as selling, general and administrative expenses, as required under generally accepted accounting principles in the United States, as more fully described in the responses to comments 3 and 4, below.  The amended reports also included information relating to material weaknesses we identified in our internal control over financial reporting.  Concurrent with the filing of Amendment No. 1 to the 2008 Annual Report, the Company filed correspondence with the SEC in which it responded to the Staff's comments to the applicable Exchange Act reports contained in various correspondences from the Staff to the Company.

A discussion of the restatement and the reclassification is included in Amendment No. 3 under "Management's Discussion and Analysis of Financial Condition and Results of Operations – Restatement and Reclassification of Historical Financial Statements."  Note L of the notes to the Company's audited consolidated financial statements contained in Amendment No. 3 explain the reclassification and restatement and demonstrate their impact on each line item in the consolidated financial statements that was affected thereby and the dollar amount of the difference between the previously issued financial statements and the restated and reclassified financial statements for the years ended December 31, 2008 and 2007.

Securities and Exchange Commission
Division of Corporation Finance
December 9, 2009

The Company concluded that the errors in the consolidated financial statements that gave rise to the restatement were a result of material weaknesses in its disclosure controls and procedures and internal control over financial reporting.  The specific weaknesses comprised a failure to institute procedures to accurately compute taxes and our undue reliance on third party professionals.  The Company has revised Amendment No. 3 to disclose the weaknesses it identified in its disclosure controls and procedures and internal control over financial reporting that gave rise to the restatement under "Management's Discussion and Analysis of Financial Condition and Results of Operations – Identification of Material Weaknesses in Controls and Procedures," which also includes a discussion of the weaknesses in its disclosure controls and procedures and internal control over financial reporting identified in the last quarter of 2008.

Registration Statement on Form S-1/A Filed on September 18, 2009

Management’s Discussion and Analysis, page 18

Identification of Material Weakness in Controls and Procedures, Page 19

1.
We note your revised disclosure in the first paragraph of this section relating to disclosure controls and procedures.  Please note that disclosure controls and procedures are not designed to provide a reasonable level of assurance regarding the information you are required to disclose in your Exchange Act reports.  Please revise your disclosure in accordance with the complete definition on disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e).

Response:

We acknowledge the Staff's comment and advise you that we have revised the first paragraph under this heading to remove the phrase "provide a reasonable level of assurance" and replaced it with the word "ensure."

Results of Operations, page 21

2.
We have read your response to comment 11 in our letter dated August 26, 2009.  We note you have not revised the gross profit discussion to include the effect of the discounts you receive from your supplier.  Please confirm to us that such discounts did not have a material impact on gross profit, or otherwise revise your filing accordingly.

Securities and Exchange Commission
Division of Corporation Finance
December 9, 2009

Response:

We acknowledge the Staff's comment and advise you that we have revised the "Results of Operations" section in Amendment No. 3 to add a discussion titled "Cost of Good Sold" in each of the sections comparing period-to-period results of operations that indicates that the contract with our vinyl supplier provided for significant discounts on raw materials we purchased upon achieving certain specified purchase quotas, which we met, and that our results of operations benefitted materially from the discount for the periods discussed.  We also note in Amendment No. 3 that in October 2009, the supplier eliminated the specified purchase quotas and the Company now receives the applicable discount on all purchases of materials from our supplier.  In view of this development, we have removed the risk factor titled "The agreement between us and the entity from which we purchase our entire supply of vinyl products provides for a significant discount on the price we pay for product upon achieving a certain minimum quarterly purchase of products.  In the event that we do not meet these minimums and do not receive the discounts on the price we pay for products, our business and operating results would be negatively impacted."

Note A – Summary of Significant Accounting Policies, page F-7

3.
We have read your response to comment 14.  You have told us that you do not believe that you have to address our concern that the "financing discounts" constitute interest income to the Company because they are amounts paid to finance companies.  Please provide to us a detailed explanation of the transactions that generate the "financing discounts" so it is clear whether these amounts are substantially different from credit fees, which also get paid to financing companies.

Response:

As we advised the Staff in the Preliminary Notes section above, in response to guidance from the Staff, the Company amended the audited consolidated financial statements for the years ended December 31, 208 and 2007 to reclassify credit card fees and financing discounts as selling, general and administrative expenses.  A discussion of the transactions that generate "financing discounts" is included in Note L of the Restated and Reclassified Audited Consolidated Financial Statements filed with Amendment No. 3 and under "Management's Discussion and Analysis of Financial Statements and Results of Operations – Restatement and Reclassification of Historical Consolidated Financial Statements."  The consolidated financial statements for the period ended September 30, 2009 classifies credit card fees and financing discounts as selling, general and administrative expenses.

Securities and Exchange Commission
Division of Corporation Finance
December 9, 2009

4.
You have also told us that commencing with the Company's quarterly report on Form 10-Q for the period ending September 30, 2009, you will classify credit card fees as an interest expense and not as selling, general and administrative expenses.  Please clarify whether you intended to state that the credit card fees should be selling, general and administrative expenses, instead of interest expense, since you currently classify these fees as interest expense.  Please address the classification for the financing discounts as well. Given that credit card fees and financing discounts together accounted for 28% and 11% of operating income for 2008 and the six months ended June 30, 2009, respectively, it is not clear whether prospective reclassification is appropriate, instead of restating prior periods.  We may have further comment."

Response:

We advise the Staff that the phrasing of the statement referenced in your comment was inaccurate.  In fact, we intended to state that the credit card fees should be selling, general and administrative expenses, instead of interest expense.  As noted in our response to comment 3 above, the Company amended the financial statements to reclassify credit card fees and financing discounts as selling, general and administrative expenses.  The consolidated financial statements for the period ended September 30, 2009 classifies credit card fees and financing discounts as selling, general and administrative expenses.

Exhibit Index, page 62

5.	Please revise the exhibit index to indicate that Exhibit 5.1, the legal opinion of Ruffa & Ruffa, P.C., has been filed with the Form S-1/A, dated September 18, 2009.

Response:

We advise the Staff that we have revised the exhibit index to indicate that that Exhibit 5.1, the legal opinion of Ruffa & Ruffa, P.C., has been filed with the Form S-1/A filed on September 18, 2009.

Quarterly Report for the Period Ended June 30, 2009 on Form 10-Q/A, Filed on September 15, 2009

6.
We note your revised disclosure in response to comment 24 in our letter dated August 26, 2009; however, we reissue the comment in part.  Since you state that "[t]he Company's disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving the Company disclosure control objectives," please confirm to us supplementally, if true, that your disclosure controls and procedures are effective at the reasonable assurance level.  Please comply with this comment in future Exchange Act filings.

Securities and Exchange Commission
Division of Corporation Finance
December 9, 2009

Response:

We advise the Staff that in amendment No. 2 to the Quarterly Report on Form 10-Q/A for the period ended June 30, 2009 as filed with the SEC on November 24, 2009, we revised the disclosure under the heading "Item 4(T). Controls and Procedures" to indicate that "[w] e maintain disclosure controls and procedures that are designed to ensure that information we are required to disclose in the reports we file under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to management, including our President (chief executive officer) and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure" (emphasis added).  We have removed any reference to qualifying language that indicates that the disclosure controls and procedures are designed to provide a "reasonable level of assurance of achieving the Company disclosure control objectives."

Please note that we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned or William P. Ruffa, Esq. at 212-355-0606.

Very truly yours,
VINYL PRODUCTS, INC.

By:	/s/ Gordon Knott
Gordon Knott, President